November 1, 2020

JPMorgan Trust I

277 Park Avenue

New York, NY 10172

Dear Sirs:

J.P. Morgan Investment Management Inc. (“JPMIM”) hereby agrees to waive fees owed to it or to reimburse each Fund listed on Schedule A through October 31, 2021 or April 3, 2022, as applicable. JPMIM will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, expenses related to Trustee elections and extraordinary expenses not incurred in the ordinary course of the Funds’ business. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

JPMIM understands and intends that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.

By:

Accepted by: JPMorgan Trust I

By:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, the Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

JPMorgan Access Funds Fee Waiver Agreement

SCHEDULE A

	Class A1	Class C1	Class I2
JPMorgan Access Balanced Fund	0.68%	1.18%	0.43%
JPMorgan Access Growth Fund	0.70%	1.20%	0.45%

[1]	Expense limitation is in place through 10/31/21.
[2]	Expense limitation is in place through 4/3/22.